UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GCI Liberty, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

36164V 305
(CUSIP Number)

Searchlight ALX, L.P. c/o Searchlight Capital Partners, L.P. 745 5th Avenue - 27th Floor New York, NY 10151 Attention: Nadir Nurmohamed
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

All ownership percentages set forth herein are based on there being 104,301,038 shares of Common Stock outstanding.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36164V 305	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight ALX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,078,976
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,078,976
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36164V 305	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight ALX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,078,976
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,078,976
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36164V 305	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC ALX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,078,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,078,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36164V 305	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC AIV ALX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,078,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,078,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36164V 305	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital PV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,078,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,078,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36164V 305	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight/SIP Holdco SPV VIII (ALX), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,078,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,078,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36164V 305	SCHEDULE 13D	Page 8 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,078,976
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,078,976
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36164V 305	SCHEDULE 13D	Page 9 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,078,976
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,078,976
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36164V 305	SCHEDULE 13D	Page 10 of 13

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “Commission”) on October 13, 2016 (the “Statement”), relating to GCI Liberty, Inc., formerly known as General Communication, Inc., as amended by Amendment No. 1 filed with the Commission on February 26, 2018. Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

On or about 4:01 p.m., New York City time, on Thursday, March 8, 2018, the Issuer effected the automatic conversion of its Class A-1 Common Stock and its Class B-1 Common Stock (the “Auto Conversion”) in accordance with the terms of the Issuer’s Amended and Restated Articles of Incorporation, pursuant to which holders of Class A-1 Common Stock and Class B-1 Common Stock received (i) 0.63 of a share of the Issuer’s Class A Common Stock and (ii) 0.20 of a share of new GCI Liberty Series A Cumulative Redeemable Preferred Stock, in exchange for each share of their Class A-1 Common Stock and Class B-1 Common Stock.  On or about 8:00 a.m., New York City time, on Friday, March 9, 2018, Liberty Interactive Corporation (“Liberty”) acquired the Issuer through a reorganization in which certain assets and liabilities of Liberty’s Ventures Group were contributed to the Issuer in exchange for a controlling interest in the Issuer (the “Contribution”).  Following the completion of the Contribution at 4:01 p.m. New York City time, on Friday, March 9, 2018, Liberty completed the redemption of each outstanding share of Liberty Ventures Series A common stock and Liberty Ventures Series B common stock in exchange for one share of the corresponding class of the new Issuer common stock (the “Split-Off”, and together with the GCI Reclassification, the Auto Conversion and the Contribution, the “Transactions”).  Amendment No. 2 is being filed to report the changes to the Reporting Persons’ beneficial ownership interest in the Issuer resulting from the Transactions and to terminate the Reporting Persons’ reporting obligations with respect thereto.

Item 1. Security and Issuer.

Item 1 is hereby amended by replacing all references to “Class A-1 common stock” with “Class A Common Stock.”

Item 2. Identity and Background.

No material change.

Item 3. Source or Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing all references to “5.2%” with “1.03%” and amending and restating paragraph (e) in its entirety to read as follows:

(e)
This Amendment No. 2 is being filed to report the changes to the Reporting Persons’ beneficial ownership interest in the Issuer resulting from the completion of the Transactions.  The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock following the completion of the Transactions. Therefore, this Amendment No. 2 will constitute the final amendment to this Schedule 13D and an exit filing for the Reporting Persons, and will terminate the obligations of the Reporting Persons to further amend this Schedule 13D.

CUSIP No. 36164V 305	SCHEDULE 13D	Page 11 of 13

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7. Material to Be Filed as Exhibits.

No material change.

CUSIP No. 36164V 305	SCHEDULE 13D	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2018

Searchlight ALX, L.P.
By:	Searchlight ALX GP, LLC,
its general partner

By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer
Title: Authorized Person

Searchlight ALX GP, LLC

By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer
Title: Authorized Person

SC ALX, L.P.
By:	Searchlight Capital Partners GP, L.P.,
its general partner
By:	Searchlight Capital Partners GP, LLC, its general partner

By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer
Title: Authorized Person

SC AIV ALX, L.P.
By:	Searchlight Capital Partners GP, L.P.,
its general partner
By:	Searchlight Capital Partners GP, LLC, its general partner

By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer
Title: Authorized Person

Searchlight Capital PV, L.P.
By:	Searchlight Capital Partners GP, L.P.,
its general partner
By:	Searchlight Capital Partners GP, LLC, its general partner

By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer
Title: Authorized Person

CUSIP No. 36164V 305	SCHEDULE 13D	Page 13 of 13

Searchlight/SIP Holdco SPV VIII (ALX), L.P.
By:	Searchlight Capital Partners GP, L.P.,
its general partner
By:	Searchlight Capital Partners GP, LLC, its general partner

By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer
Title: Authorized Person

Searchlight Capital Partners GP, L.P.
By:	Searchlight Capital Partners GP, LLC, its general partner

By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer
Title: Authorized Person

Searchlight Capital Partners GP, LLC

By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer
Title: Authorized Person